EXHIBIT 12.2

PUBLIC SERVICE ELECTRIC AND GAS COMPANY
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Nine Months Ended		Years Ended
	September 30,		December 31,
	2013	2012	2012	2011	2010	2009	2008
	(Millions, except ratios)
Earnings as Defined in Regulation S-K (A):
Pre-tax Income from Continuing Operations	$779	$701	$835	$861	$591	$551	$592
Fixed Charges	240	233	314	319	325	317	325
Capitalized Interest	(12)	(9)	(13)	(4)	(2)	(1)	—
Total Earnings	$1,007	$925	$1,136	$1,176	$914	$867	$917
Fixed Charges as Defined in Regulation S-K (B)
Interest Expense	$235	$229	$308	$314	$320	$313	$325
Interest Factor in Rentals	5	4	6	5	5	4	—
Total Fixed Charges	$240	$233	$314	$319	$325	$317	$325

Ratio of Earnings to Fixed Charges	4.20	3.97	3.62	3.69	2.81	2.74	2.82

(A)
The term "earnings" shall be defined as pretax income from continuing operations. Add to pretax income the amount of fixed charges adjusted to exclude the amount of any interest capitalized during the period.

(B)	Fixed Charges represent (a) interest, whether expensed or capitalized, (b) amortization of debt discount, premium and expense and (c) an estimate of interest implicit in rentals.